January 26, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Abby Adams

Re:	Agrify Corporation

Registration Statement on Form S-1

Filed January 26, 2021

File No. 333-251616

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as the underwriter of the proposed offering of Agrify Corporation (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Wednesday, January 27, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 1,316 copies of the Preliminary Prospectus dated January 26, 2021 have been distributed to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

MAXIM GROUP LLC

/s/ Clifford A. Teller
Name: Clifford A. Teller Title: Head of Investment Banking, Executive Managing Director